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07004273

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~[illegible]~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Management Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Great Road, Suite 201
(No. and Street)

North Smithfield (City) RI (State) 02896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Wardyga 401-356-1400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiGennaro & Palumbo, LLP
(Name – *if individual, state last, first, middle name*)

2850 South County Trail (Address) East Greenwich (City) RI (State) 02818 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C. 165 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Wardyga, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Management Resources, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan S Wardyga
Signature

President
Title

Janice A. Hebert
Notary Public
MY COMMISSION EXPIRES 4/26/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Wealth Management Resources, Inc.

Address: 501 Great Road, Suite 201, N. Smithfield, RI 02896

Telephone: 401-356-1400

SEC Registration Number: 801-57281

NASD Registration Number: 45452

(ii) Accounting Firm

Name: Digennaro & Palumbo, LLP

Address: 2850 South County Trail, East Greenwich, RI 02818

Telephone: 401-885-1000

Accountant's State Registration Number: P 1510

(iii) Audit date covered by the Agreement:

(Month) 12 (Day) 31 (Year) 06

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(x) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: Alan S. Wardyga

Name: Alan S. Wardyga

(By Firm's FINOP or President)

Title: President Date: 2/27/07

WEALTH MANAGEMENT RESOURCES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2006

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

WEALTH MANAGEMENT RESOURCES, INC.
For the Year Ended December 31, 2006

Contents

	Page
Facing Page	1-2
Independent Auditor's Report	3
Financial Statements	
Statement of financial condition	4
Statement of income	5
Statement of changes in stockholders' equity	6
Statement of cash flows	7
Notes to financial statements	8-10
Supplemental information to financial statements:	
Computation of net capital pursuant to Rule15c3-1	11
Computation of reserve requirements for broker-dealers under Rule 15c3-3	12
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	13-14

DiGennaro & Palumbo, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST, CVA
Ralph A. Palumbo, CPA, CIA
2850 South County Trail
East Greenwich, RI 02818
Phone 401.885.1000
Fax 401.884.8000

Independent Auditor's Report

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

We have audited the accompanying statement of financial condition of Wealth Management Resources, Inc. (the Company) as of December 31, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wealth Management Resources, Inc. at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiGennaro & Palumbo, LLP

East Greenwich, Rhode Island
February 7, 2007

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING BROKER DEALERS
December 31, 2006

ASSETS		
Cash and cash equivalents	$	10,167
Accounts receivable, clearing organizations		157,968
Securities owned:		
Marketable securities at market value		54,063
Office furniture and equipment, at cost, less accumulated depreciation of $23,689		15,418
TOTAL ASSETS	$	237,616
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$	800
Accrued wages		145,113
Other accrued expenses		20,959
TOTAL LIABILITIES		166,872
Stockholders' Equity:		
Common stock, $1 par value, authorized 8,000 shares, issued and outstanding, 200 shares		200
Additional paid-in capital		5,000
Retained earnings		65,544
Total Stockholders' Equity		70,744
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	237,616

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2006

Revenue:	
Investment advisory fees	$ 581,276
Registered representative commissions	299,969
Financial planning fees	9,400
Interest	772
Unrealized gains on investments	3,834
Realized gains on investments	3,023
Total Revenues	898,274
Expenses:	
Employee compensation and benefits	720,283
Communications and data processing	16,432
Occupancy	26,494
Other expenses	102,947
Total Expenses	866,156
Net Income	$ 32,118

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at beginning of year	200	$ 200	$ 5,000	$ 56,326	$ 61,526
Add net income	-	-	-	32,118	32,118
Less Dividends paid	-	-	-	(22,900)	(22,900)
Balance at end of the year	200	$ 200	$ 5,000	$ 65,544	$ 70,744

The accompanying notes are an integral part of these financial statements.

WEALTH MANAGEMENT RESOURCES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 32,118
Adjustment to reconcile net income to net cash provided by operating activities,	
Depreciation	5,619
Unrealized gain on marketable securities	(3,834)
Realized gain on sale of marketable securities	(3,023)
Increase in accounts receivable	(21,575)
Decrease in accounts payable	(3,299)
Increase in accrued wages	370
Increase in other accrued expenses	20,459
Net Cash Provided By Operating Activities	26,835
Cash Flows From Investment Activities:	
Purchase of property and equipment	(6,108)
Loss on disposal of property and equipment	908
Purchase of marketable securities	(11,183)
Net Cash Used In Investment Activities	(16,383)
Cash Flows Used In Financing Activities:	
Cash dividends paid	(22,900)
Net Increase In Cash and Cash Equivalents	(12,448)
Cash and cash equivalents at beginning of the year	22,615
Cash and cash equivalents at end of year	$ 10,167

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business - Wealth Management Resources, Inc. (the Company), a Rhode Island S Corporation, was formed on January 18, 1994. The Company is a registered investment advisor and is a member of the National Association of Security Dealers (NASD). The Company advises clients on investments and financial planning decisions. The Company's revenues are commission and fee based and are received from independent broker/dealers and clients.

Basis of Accounting - The Company's financial statements include the accounts of the Company prepared on the accrual basis of accounting. The Company is engaged in business as a securities broker-dealer and a Securities Exchange Commission's Registered Investment Advisor, which comprise several classes of services, including principal transactions, investment advice services and financial planning fees.

Advertising and Marketing - The Company's policy is to expense advertising and marketing costs as incurred. Advertising and marketing expense for 2006 was $12,017.

Office Furniture, Equipment and Depreciation - Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over an estimated useful life of five years for financial statement purposes.

Clearing Agreements - All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Investment Advisory Income - Investment Advisor fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Compensated Absences - Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

The Company adopted a qualified sick pay plan on November 18, 2005 which entitles certain employees to compensation for a term of one year if they become disabled and cannot work. The plan will pay covered employees $10,000 per month for a maximum of 12 months for an amount not to exceed $120,000. No liability has been recorded in the accompanying financial statements since it is impractical to estimate an amount.

Note 1: Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under subchapter S of the Internal Revenue Code. As an S corporation, the Company generally does not pay corporate income taxes. Instead, the Company's stockholders report the taxable income or loss and other items of tax significance on their individual income tax return.

Marketable Securities - Marketable securities are valued at market, and securities not readily marketable are valued at fair market value as determined by management.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Note 2: Accounts Receivable, Clearing Organizations

Accounts receivable of $157,968 at December 31, 2006 represents amounts due from clearing organizations and are considered fully collectible.

Note 3: Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Unified Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $47,144, which was $36,020 in excess of its required net capital of $11,124. The Company's net capital ratio was 3.54 to 1.

Note 4: Related Party Transaction

The Company leases its operating facility from an LLC, whose members are the shareholders of the Company. Rent increased to $1,800 per month during the year 2005 to reflect the new lease signed which is in effect until December 31, 2015. Future minimum rent payments will be adjusted annually on January 1 of each year based upon the increase in the Consumer Price Index. Rent expense amounted to $21,600 in 2006.

Note 4: Related Party Transaction (continued)

Future minimum rent payments are as follows:

2007	$ 21,600
2008	21,600
2009	21,600
2010	21,600
2011	21,600
Thereafter	86.400
	$194,400

Note 5: Marketable Securities at Market Value

The Company has marketable securities held for them by Charles Schwab, a brokerage firm. The securities are classified as available for sale and reported at the current market value. The marketable securities were comprised of mutual funds having a market value of $54,063 as of December 31, 2006.

Note 6: Simple IRA Plan

The Company has adopted a Simple IRA Plan for all qualified employees in which it will match dollar for dollar up to three percent of employee compensation. The Company is required to contribute to the Plan for each of the next five years. The minimum level of matching is three percent of compensation for three of the next five years and one percent for the remaining two years. Employer contributions amounted to $20,459 for the year ended December 31, 2006.

SUPPLEMENTARY INFORMATION

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

Net Capital	
Total Stockholders' Equity	$ 70,744
Deductions and/or charges	
Non allowable assets	
Property and equipment, at cost-net of accumulated depreciation	15,418
Net Capital, Before Haircuts on Securities Portion	55,326
Haircuts on securities	
Money market funds	73
Mutual funds	8,109
Total Haircuts	8,182
Net Capital	$ 47,144
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 800
Accrued wages	145,113
Other accrued expenses	20,959
Total Aggregate Indebtedness	$ 166,872
Computation of Basic Net Capital Requirements	
Minimum net capital required	$ 11,124
Excess net capital at 1500%	$ 36,021
Excess net capital at 1000%	$ 30,457
Ratio: Aggregate indebtedness to net capital	3.54 to 1

WEALTH MANAGEMENT RESOURCES, INC.
COMPUTATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2006

There were no differences existing between the Audited Computation of 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited FOCUS II A.

The Company is exempt from rule15c3-3 since all customer transactions are cleared through another broker dealer on a fully disclosed basis.

DiGennaro & Palumbo, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Richard V. DiGennaro, CPA, MST, CVA
Ralph A. Palumbo, CPA, CIA
2850 South County Trail
East Greenwich, RI 02818
Phone 401.885.1000
Fax 401.884.8000

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wealth Management Resources, Inc.
North Smithfield, Rhode Island

In planning and performing our audit of the financial statements and supplemental schedules of Wealth Management Resources, Inc. (the Company), for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recording of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Ornano & Palumbo, LLP

East Greenwich, Rhode Island
February 7, 2007

END